UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. __)

HANRYU HOLDINGS, INC.
_____
(Name of Issuer)

COMMON STOCK
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(Title of Class of Securities)

411292105
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(CUSIP Number)

Joshua M. Ko, Esq.
1855 W. Katella Ave., Suite 365
Orange, CA 92867
(714) 771-2281
_____
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 3, 2023
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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [   ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	411292105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Munjoong Kang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Korea, Republic of

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,814,765*
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 10,814,765*
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,814,765*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.4%
14	TYPE OF REPORTING PERSON (See Instructions) IN

*Includes 2,900,000 shares owned by spouse in her name alone.

Item 1. Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock, par value of $0.001, of Hanryu Holdings, Inc., a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is located at 510 Domingo PL Fullerton, CA 92835.

Item 2. Identity and Background

(a)   Name: MUNJOONG KANG

(b)   Residence or Business Address: #2403-302, 325 Dasansoonhwan-ro (Dasan I-Park), Namyangju-Si, Gyeonggi-Do, Republic of Korea, 12285

(c)   Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted: The reporting person is the CEO of Hanryu Bank, Co., Ltd.   160 Yeouiseo-ro, Yungdeungpo-gu, Seoul, Republic of Korea. Hanryu Bank, Co., Ltd. is a wholly owned subsidiary of the Issuer.

(d)   Whether or not, during the last five years, such person has been convicted in a a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case: No

(e)   Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject o, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order: No

(f)   Citizenship: The reporting person is a citizen of Republic of Korea.

Item 3. Source and Amount of Funds or Other Considerations

The source of the funds are personal funds.

Item 4. Purpose of Transaction

The reporting person is the CEO of Hanryu Bank, Co., Ltd., a wholly owned subsidiary of the Issuer, and the subsidiary plays an integral part of the Issuer's overall businesses. Although the reporting person currently do not have a plan to get involved in the management of or participate in the board of the Issuer, the reporting person intends to maintain considerable shareholds in the Issuer to ensure his continued involvement in the subsidiary and its businesses.

Item 5. Interest in Securities of the Issuer

(a)   NUMBER AND PERCENTAGE   OF SHARES HELD: 10,814,765 shares of the Issuer's common stock reported in this Schedule 13D represents 20.4% of the Issuer's outstanding common stock (based on 52,940,188 shares) outstanding as of the date of this Schedule 13D.

The shares are held as follows:

7,914,765 shares held by the Reporting Person directly

2,900,000 shares held by the Reporting Person's spouse, directly

(b)   VOTING POWER AND POWER TO DISPOSE: The Reporting Person has sole voting power to dispose 7,914,765 shares held by the Reporting Person directly, and 2,900,000 shares held indirectly by the Reporting Person's spouse.

(c)   TRANSACTIONS IN THE PAST 60 DAYS. The Reporting Person has not acquired any shares of the Issuer's common stock in the past 60 days. The Reporting Person has not sold any shares of the Issuer's common stock in the last 60 days.

(d)   If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

Not Applicable

(e)   If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities.

Not Applicable

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not Applicable

Item 7.Material to Be Filed as Exhibits

Not Applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 1, 2023
_____
Dated

/s/ Joshua Ko
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Signature

Joshua Ko, Attorney-in-Fact
_____
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).